UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

BR GAAP - RESULTS

2Q15 BR GAAP – EARNINGS RELEASE

July 30th, 2015

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

sTRATEGY	04

EXECUTIVE SUMMARY	05

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	06
BALANCE SHEET	10

OUR SHARES	19

RATINGS	20

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	21

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	24

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

This quarter, there was an extraordinary event which generated revenues of R$4.8 billion after taxes. Additionally, complementary provisions were recorded to strengthen the balance sheet, totaling R$1.6 billion after taxes, with a final impact of R$3.2 billion on net profit. In order to ensure a better understanding of the analysis, this event has been excluded from the managerial results presented herein, as well as from the profitability indicators (ROAE and ROAA), except where otherwise indicated. The reconciliation with the accounting result can be found on pages 24 and 25.

MANAGERIAL¹ ANALYSIS - BR GAAP	1H15	1H14	Var.	2Q15	1Q15	Var.
			1H15x1H14			2Q15x1Q15

RESULTS (R$ million)
Net interest income	14,620	13,686	6.8%	7,480	7,140	4.8%
Fee and commission income	5,738	5,316	7.9%	2,910	2,828	2.9%
Allowance for loan losses	(4,450)	(4,797)	-7.2%	(2,338)	(2,112)	10.7%
General Expenses²	(8,403)	(8,006)	5.0%	(4,300)	(4,103)	4.8%
Managerial net profit³	3,308	2,864	15.5%	1,675	1,633	2.6%
Accounting net profit ¹²	4,565	1,046	336.4%	3,881	684	467.6%

BALANCE SHEET (R$ million)
Total assets	605,290	494,200	22.5%	605,290	612,291	-1.1%
Securities	145,900	103,862	40.5%	145,900	131,493	11.0%
Loan portfolio	254,402	226,299	12.4%	254,402	258,144	-1.4%
Individuals	81,534	75,679	7.7%	81,534	79,819	2.1%
Consumer finance	35,338	36,851	-4.1%	35,338	36,178	-2.3%
Small and Medium Enterprises	31,352	31,268	0.3%	31,352	31,643	-0.9%
Corporate	106,179	82,502	28.7%	106,179	110,504	-3.9%
Expanded Credit Portfolio[4]	321,592	279,722	15.0%	321,592	324,737	-1.0%
Funding from Clients[5]	275,524	230,735	19.4%	275,524	260,722	5.7%
Equity[6]	56,665	50,417	12.4%	56,665	51,385	10.3%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6,11] - annualized	12.8%	11.3%	1.5 p.p.	12.8%	12.8%	-0.1 p.p.
Return on average asset excluding goodwill[6,11] - annualized	1.1%	1.2%	-0.1 p.p.	1.1%	1.1%	0.0 p.p.
Efficiency Ratio[7]	50.0%	49.4%	0.6 p.p.	50.1%	49.8%	0.3 p.p.
Recurrence Ratio[8]	68.3%	66.4%	1.9 p.p.	67.7%	68.9%	-1.2 p.p.
BIS ratio[9,12]	18.1%	17.9%	0.2 p.p.	18.1%	16.0%	2.1 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.2%	4.1%	-0.9 p.p.	3.2%	3.0%	0.2 p.p.
Delinquency (over 60 days)	4.1%	5.2%	-1.0 p.p.	4.1%	3.7%	0.4 p.p.
Coverage ratio (over 90 days)¹²	184.7%	158.5%	26.2 p.p.	184.7%	180.8%	3.9 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	178,318	154,183	15.7%	178,318	167,406	6.5%
Branches	2,255	2,237	18	2,255	2,253	2
PABs (mini branches)	1,181	1,212	(31)	1,181	1,138	43
Own ATMs	14,338	15,858	(1,520)	14,338	14,372	(34)
Shared ATMs	17,539	15,293	2,246	17,539	17,044	495
Total Customers (thousand)	31,798	30,353	1,445	31,798	31,388	410
Employees	50,245	48,760	1,485	50,245	49,910	335

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit, excluding estraordinary results and considering 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 1H15 was R$ 1,900 million, in 1H14 was R$1,818 million, 2Q15 was R$ 951 million and in the 1Q15 was 949 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE)
6. Excludes 100% of the goodwill that in 2Q15 was 5,067 million, 2Q14 was R$ 7,586 million and in the 1Q15 was R$ 6,018 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11.Excludes the impact of the extraordinary results from the balance accounts.
12.Includes the impact of the extraordinary results.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked clients. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

  Increase clients’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.
  Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.
  Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.
  Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

Our strategy prioritizes selective growth, close and long-lasting relations with our shareholders, and alignment with the country’s social and economic development agenda. The latter is achieved based on a sustainable credit expansion model, strong support for private sector and education.

We are currently undergoing a commercial transformation agenda focused on client satisfaction, which includes modernizing, simplifying and improving the supply of products, services and processes. This agenda is based on multiple offers of services channels together with a segmented offering.

The offer of modern and innovative multiple channels allows us to function as a simple bank capable of serving an increasing number of digital clients, who can connect with the bank whenever they want, no matter where they are. Our segmentation means that we can ensure personalized service for each client. One recent example was the launch of “Santander Negócios e Empresas”, a financial and non-financial solution designed to fuel SMEs growth. Regarding to products, our association with Bonsucesso has accelerated operations, strengthening the payroll loan business.

In pursuit of becoming a simpler, easier-to-use bank, we launched the “Boas-vindas” package, through which clients can open a service package and start using the bank on the same day, or on the next business day at the latest (opening of account, delivery of cards and password on the same day).

In addition, the implementation of our new “CERTO” commercial model has enabled us to improve our management tools, allowing us to build more personalized relations with clients, offering them solutions that are tailored to their needs. This agenda is also accompanied by a strong cultural shift. As a result, we now have a bank with higher quality indices and more satisfied clients, which is reflected in the improvement of Santander position in the Central Bank of Brazil complaints ranking.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

The total net profit totaled R$ 6,465 million in the first half of 2015, up 125.7% in twelve months and 195.9% in the quarter.

In the second quarter of 2015, there was an extraordinary event related to the reversal of tax provisions (COFINS), recognized in the other operating income and tax expenses lines. Additionally, complementary provisions were recorded to strengthen the balance sheet, recognized in the net interest income, allowance for loan losses and other operating expenses/income lines. The positive impact on net profit was R$3.2 billion.

Thus, excluding the extraordinary results, the managerial net profit¹ totaled R$ 3,308 million in the first half of 2015, up 15.5% in twelve months and 2.6% and three months.

Total revenues reached R$ 20,358 million in the first half of 2015, an increase of 7.1% (or R$ 1,356 million) in twelve months and 4.2% in the quarter. The allowance for loan losses amounted to R$ 4,450 million, down 7.2% (or R$ 347 million) in twelve months and up 10.7% in the quarter. Revenues net of allowance for loan losses moved up by 12.0% in twelve months and 2.5% in the quarter.

General expenses totaled R$ 8,403 million in the first half of 2015, up 5.0% (or R$ 397 million), in twelve months, lagging inflation evolution in the period. In the quarter there was an increase of 4.8%. The efficiency ratio stood at 50.0% in the first half of 2015, an increase of 0.6 p.p. in twelve months and 0.3 p.p. in the quarter.

The total credit portfolio came to R$ 254,402 million in June 2015, up 12.4% in twelve months and down 1.4% in the quarter. Excluding the effect of the exchange rate variation, total credit portfolio would have grown by 7.4% in twelve month and would have decreased 0.9% in three months.

The expanded credit portfolio totaled R$ 321,592 million in June 2015, up 15.0% in twelve months and down 1.0% in the quarter. Excluding the effect of the exchange rate variation, the expanded credit portfolio would have grown by 10.9% in twelve months and would have decreased 0.6% in three months.

Loans to individuals closed June 2015 at R$ 81,534 million up 7.7% (or R$ 5,855 million) in 12 months and 2.1% in the quarter. The annual upturn was fueled by mortgage, payroll loans and credit cards loans. In the quarter, the portfolio was fueled by mortgage and payroll loans.

The consumer finance portfolio, totaled R$ 35,338 million in June 2015, down 4.1% (or R$ 1,513 million) in twelve months and 2.3% in the quarter.

The SMEs’ portfolio closed June 2015 at R$ 31,352 million, up 0.3% (or R$ 84 million) in twelve months and down 0.9% in the quarter.

The Large Corporates portfolio came to R$ 106,179 million, up 28.7% (or R$ 23,677) in twelve months and 3.9% in the quarter. In twelve months, this portfolio’s evolution was positively affected by the exchange rate variation. In the quarterly comparison this effect was negative. Excluding said effect, this credit portfolio would have grown by 15.8% in 12 months and would have decreased 2.8% in the quarter.

Total funding from clients reached R$ 275,524 million in June 2015, up 19.4% in twelve months and 5.7% in the quarter. Total funding, that includes, among others, funding from clients and assets under management, came to R$ 493,828 million, 23.3% higher than in June 2014 and 5.2% up in the quarter.

Total equity, excluding R$ 5,067 million related to goodwill, came to R$ 56,665 million in June 2015. Return on average equity (ROAE), adjusted for goodwill and extraordinary results, reached 12.8% in the first half of 2015, up 1.5 p.p. in twelve months and down 0.1 p.p. in the quarter. The BIS ratio stood at 18.1% in June 2015. Tier I capital reached 16.6% and Tier II capital was 1.5%. The coverage ratio (over 90 days) closed June 2015 at 184.7%.

SUBSEQUENT EVENTS

➢ Change in the social contribution rate for financial institutions.

➢ Agreement for the acquisition of part of the financial operations of PSA Group in Brazil and the formation of a Joint Venture.

For further information, please refer to the Financial Statements, note 38 – Subsequent Events.

1. Accounting net profit excluding extraordinary events and considering 100% of the reversal of goodwill amortization expenses.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1H15	1H14	Var.	2Q15	1Q15	Var.
			1H15x1H14			2Q15x1Q15

NET INTEREST INCOME	14,620	13,686	6.8%	7,480	7,140	4.8%
Allowance for Loan Losses	(4,450)	(4,797)	-7.2%	(2,338)	(2,112)	10.7%
NET INTEREST INCOME AFTER LOAN LOSSES	10,170	8,889	14.4%	5,142	5,028	2.3%
Fee and commission income	5,738	5,316	7.9%	2,910	2,828	2.9%
General Expenses	(8,403)	(8,006)	5.0%	(4,300)	(4,103)	4.8%
Personnel Expenses + Profit Sharing	(3,823)	(3,547)	7.8%	(1,962)	(1,861)	5.4%
Administrative Expenses[2]	(4,580)	(4,459)	2.7%	(2,337)	(2,242)	4.3%
Tax Expenses	(1,818)	(1,548)	17.4%	(889)	(929)	-4.3%
Investments in Affiliates and Subsidiaries	1	0	n.a.	0	1	n.a.
Other Operating Income/Expenses	(1,727)	(1,250)	38.2%	(925)	(802)	15.3%
OPERATING INCOME	3,960	3,401	16.4%	1,938	2,022	-4.1%
Non Operating Income	117	45	n.a.	39	78	n.a.
NET PROFIT BEFORE TAX	4,078	3,447	18.3%	1,977	2,100	-5.8%
Income Tax and Social Contribution	(701)	(499)	40.5%	(293)	(408)	-28.1%
Minority Interest	(69)	(83)	-17.6%	(9)	(60)	-84.6%
NET PROFIT	3,308	2,864	15.5%	1,675	1,633	2.6%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$ 14,620 million in the first half of 2015, up 6.8% year on year and 4.8% quarter on quarter.

Revenues from loan operations fell by 2.4% (or R$ 254 million) in twelve months and returned to growth in the quarter, presenting an evolution of the 5.1%, the first relevant growth since 2012. In the same periods, the average volume of the loan portfolio grew by 12.7% and 2.8% respectively. The yearly revenue decline reflects the reduction in the average loan portfolio spread, in turn essentially due to the change in the mix of products/segments. In the quarter, the spread edged up by 0.10 p.p. In the period, the impact on spreads of the change in mix was negligible.

Revenues from deposits increased by 20.2% in twelve months and 1.5% in the quarter, partly due to the increase in the Selic interest rate in both periods.

The “Others” line, which includes the result of the structural interest rate gap, revenue from clients in treasury activities and others,  moved up by 46.7% (or R$ 1,064 million) in twelve months and 4.4% in the quarter.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	1H15	1H14	Var.	2Q15	1Q15	Var.
(R$ Million)			1H15x1H14			2Q15x1Q15

Net Interest Income	14,620	13,686	6.8%	7,480	7,140	4.8%
Loans	10,536	10,791	-2.4%	5,399	5,137	5.1%
Average volume	250,054	221,840	12.7%	253,469	246,640	2.8%
Spread (Annualized)	8.5%	9.8%	-1.31 p.p.	8.5%	8.4%	0.10 p.p.
Deposits	742	617	20.2%	374	368	1.5%
Average volume	133,430	127,021	5.0%	136,065	130,795	4.0%
Spread (Annualized)	1.1%	1.0%	0.14 p.p.	1.1%	1.1%	-0.04 p.p.
Others¹	3,341	2,278	46.7%	1,707	1,635	4.4%

1. Includes Gains (Losses) on financial transactions and other net interest income.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 5,738 million in the first half of 2015, up 7.9% (or R$ 422 million) in twelve months and , 2.9% in the quarter.  The positive evolution in both periods of comparison is mainly explained by the growth in the “Insurance fees”, “Current account services” and “Lending operations”.

Credit card commissions amounted to R$ 1,664 million in the first half of 2015, up 1.0% (or R$ 16 million) in 12 months and down 1.4% in the quarter.

Insurance fees totaled R$ 968 million in the first half of 2015, up 14.0% (or R$ 119 million) in twelve months and 5.3% in the quarter. This positive evolution was due to commercial actions.

Current account services fees totaled R$ 966 million in the first half of 2015, up 6.0% (or R$ 54 million) in twelve months and 7.5% in the quarter.

Asset management fees totaled R$ 511 million in the first half of 2015, up 7.2 (or R$ 34 million) in twelve months and down 3.3% in the quarter.

Additionally, income from lending operations came to R$ 681 million in the first half of 2015, up 16.3% (or R$ 96 million) in twelve months and 7.8% in the quarter.

FEE AND COMMISSION INCOME	1H15	1H14	Var.	2Q15	1Q15	Var.
(R$ Million)			1H15x1H14			2Q15x1Q15

Cards	1,664	1,648	1.0%	826	838	-1.4%
Insurance fees	968	849	14.0%	497	472	5.3%
Current Account Services	966	912	6.0%	501	466	7.5%
Asset Management	511	477	7.2%	251	260	-3.3%
Lending Operations	681	586	16.3%	353	328	7.8%
Collection Services	486	449	8.2%	252	233	8.3%
Securities Brokerage, Custody and Placement Services	286	256	11.8%	146	140	4.8%
Others	176	139	26.0%	83	92	-9.6%
Total	5,738	5,316	7.9%	2,910	2,828	2.9%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$ 7,304 million in the first half of 2015, up 2.6% (or R$ 184 million) in 12 months and 4.6% in the quarter. It is worth noting that the merger of Getnet affected the 12-month comparison, while that of Bonsucesso, which took place as of February 2015, impacted both periods of comparison.

Personnel expenses, including profit sharing, came to R$ 3,823 million in the first half of 2015, an increase of 7.8% (or R$ 276 million) year on year and 5.4% quarter on quarter. The quarterly increase reflects higher expenses with compensation, charges and training.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 3,480 million in the first half of 2015, a 2.6% (or R$ 92 million) decline in twelve months.  In the quarter, the 3.6% increase was mainly due to higher expenses from “Advertising, promotion and publicity” and “Data processing” that together were responsible for 87% of the variation in this period. Depreciation and amortization totaled R$ 1,099 million in the first half of 2015, up 24.1% (or R$ 213 million) in twelve months and 6.4% in the quarter. The yearly evolution was due to the impact of technology investments amortization of Getnet and the Campinas Data Center, which began after the first half of 2014.

General expenses, including depreciation and amortization, grew by 5.0% (or R$ 397 million) in twelve months, an increase below the period inflation, and grew by 4.8% in the quarter. The efficiency ratio stood at 50.1% in this quarter, an increase of  0.3 p.p. over the previous quarter.

EXPENSES' BREAKDOWN (R$ Million)	1H15	1H14	Var.	2Q15	1Q15	Var.
			1H15x1H14			2Q15x1Q15

Outsourced and Specialized Services	1,056	1,153	-8.4%	522	534	-2.2%
Advertising, promotions and publicity	143	163	-12.1%	87	56	56.5%
Data processing	686	659	4.0%	354	332	6.7%
Communications	255	283	-10.1%	135	119	13.6%
Rentals	363	365	-0.4%	181	183	-1.0%
Transport and Travel	101	97	4.2%	56	45	23.9%
Security and Surveillance	312	307	1.6%	150	162	-7.4%
Maintenance	114	100	14.6%	56	58	-2.5%
Financial System Services	113	192	-40.8%	61	53	15.4%
Water, Electricity and Gas	105	84	25.9%	55	50	10.7%
Material	40	39	1.9%	22	18	20.5%
Others	192	132	45.6%	91	101	-9.4%
Subtotal	3,480	3,573	-2.6%	1,771	1,709	3.6%
Depreciation and Amortization[1]	1,099	886	24.1%	567	533	6.4%
ADMINISTRATIVE EXPENSES	4,580	4,459	2.7%	2,337	2,242	4.3%

Compensation²	2,378	2,292	3.8%	1,212	1,167	3.9%
Charges	740	634	16.8%	386	354	8.9%
Benefits	642	578	10.9%	328	313	4.9%
Training	44	31	42.6%	26	18	46.8%
Others	19	13	52.4%	10	9	11.8%
PERSONNEL EXPENSES	3,823	3,547	7.8%	1,962	1,861	5.4%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	7,304	7,120	2.6%	3,733	3,571	4.6%
					-
TOTAL GENERAL EXPENSES	8,403	8,006	5.0%	4,300	4,103	4.8%

1. Excludes the expenses of goodwill amortization, which in 1H15 was R$1,900, in 1H14 was 1,818 million, 2Q15 was 951 million and 1Q15 was R$ 949 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$ 4,450 million in the first half of 2015, down 7.2% in twelve months and up 10.7% in the quarter.

ALLOWANCE FOR LOAN LOSSES	1H15	1H14	Var.	2Q15	1Q15	Var.
(R$ Million)			1H15x1H14			2Q15x1Q15

Gross allowance for loan losses	(5,535)	(6,044)	-8.4%	(2,967)	(2,568)	15.5%
Income from recovery of written off loans	1,085	1,247	-13.0%	628	457	37.6%
Total	(4,450)	(4,797)	-7.2%	(2,338)	(2,112)	10.7%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$ 1,727 million in the first half of 2015, an increase of 38.2% (or R$ 478 million) in twelve months and 15.3% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	1H15	1H14	Var.	2Q15	1Q15	Var.
			1H15x1H14			2Q15x1Q15

Other operating income (expenses)	(1,727)	(1,250)	38.2%	(925)	(802)	15.3%
Expenses from cards	(704)	(766)	-8.0%	(365)	(339)	7.6%
Net Income Capitalization	121	125	-2.6%	61	60	2.4%
Provisions for contingencies¹	(1,023)	(832)	23.0%	(687)	(336)	104.6%
Others	(121)	223	n.a.	66	(187)	n.a.

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 701 million in the first half of 2015, with an effective tax rate of 17.2%, up 2.7 p.p. in 12 months and down 4.6 p.p. in the quarter.

SANTANDER BRASIL RESULTS

balance sheet

At the close of June 2015, total assets reached R$ 605,290 million, up 22.5% in twelve months and down 1.1% in the quarter. In the same period, total equity came to R$ 61,732 million, or R$ 56,665 million excluding goodwill.

ASSETS (R$ Million)	Jun/15	Jun/14	Var.	Mar/15	Var.
			Jun/15xJun/14		Jun/15xMar/15

Current Assets and Long Term Assets	591,269	476,749	24.0%	596,216	-0.8%
Cash and Cash Equivalents	5,525	5,005	10.4%	4,964	11.3%
Interbank Investments	56,850	32,502	74.9%	48,736	16.6%
Money Market Investments	32,452	21,115	53.7%	36,619	-11.4%
Interbank Deposits	2,270	2,739	-17.1%	2,952	-23.1%
Foreign Currency Investments	22,129	8,648	155.9%	9,166	n.a.
Securities and Derivative Financial Instrument	145,900	103,862	40.5%	131,493	11.0%
Own Portfolio	38,403	37,552	2.3%	31,313	22.6%
Subject to Repurchase Commitments	70,536	42,383	66.4%	57,922	21.8%
Posted to Central Bank of Brazil	9,991	8,159	22.5%	9,965	0.3%
Pledged in Guarantees	13,930	9,864	41.2%	17,992	-22.6%
Others	13,039	5,905	120.8%	14,301	-8.8%
Interbank Accounts	34,689	45,328	-23.5%	34,291	1.2%
Interbranch Accounts	0	0	n.a.	0	n.a.
Lending Operations	239,445	211,722	13.1%	244,162	-1.9%
Lending Operations	254,523	226,363	12.4%	258,236	-1.4%
Lending Operations Related to Assignment	2	15	-85.3%	4	-45.0%
(Allowance for Loan Losses)	(15,080)	(14,656)	2.9%	(14,078)	7.1%
Others Receivables	106,410	76,448	39.2%	130,277	-18.3%
Others Assets	2,449	1,883	30.1%	2,292	6.8%
Permanent Assets	14,021	17,451	-19.7%	16,075	-12.8%
Investments	38	50	-24.4%	38	-2.1%
Fixed Assets	6,707	6,363	5.4%	6,783	-1.1%
Intangibles	7,276	11,038	-34.1%	9,253	-21.4%
Goodwill	27,527	26,276	4.8%	27,531	0.0%
Intangible Assets	6,940	7,042	-1.4%	7,693	-9.8%
(Accumulated Amortization)	(27,192)	(22,281)	22.0%	(25,971)	4.7%
Total Assets	605,290	494,200	22.5%	612,291	-1.1%

Goodwill (net of the amortization)	5,067	7,586	-33.2%	6,018	-15.8%
Total Assets (excluding goodwill)	600,223	486,614	23.3%	606,273	-1.0%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Jun/15	Jun/14	Var.	Mar/15	Var.
			Jun/15xJun/14		Jun/15xMar/15

Current Liabilities and Long Term Liabilities	541,233	434,865	24.5%	553,030	-2.1%
Deposits	143,787	134,118	7.2%	140,580	2.3%
Demand Deposits	14,842	14,635	1.4%	15,255	-2.7%
Savings Deposits	36,595	35,779	2.3%	37,569	-2.6%
Interbank Deposits	3,008	4,172	-27.9%	3,748	-19.7%
Time Deposits	89,342	79,532	12.3%	84,008	6.3%
Money Market Funding	126,218	89,945	40.3%	117,102	7.8%
Own Portfolio	104,145	76,648	35.9%	89,866	15.9%
Third Parties	6,300	2,300	n.a.	10,400	-39.4%
Free Portfolio	15,774	10,997	43.4%	16,836	-6.3%
Funds from Acceptance and Issuance of Securities	90,496	69,739	29.8%	83,722	8.1%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	77,129	55,560	38.8%	69,457	11.0%
Securities Issued Abroad	11,910	12,609	-5.5%	12,911	-7.8%
Others	1,457	1,570	-7.2%	1,354	7.7%
Interbank Accounts	1,573	2,492	-36.9%	1,284	n.a.
Interbranch Accounts	2,229	1,509	47.7%	2,025	10.1%
Borrowings	29,567	18,131	63.1%	29,274	1.0%
Domestic Onlendings -Official Institutions	15,737	12,943	21.6%	15,987	-1.6%
Foreign Onlendings	0	9	n.a.	-	n.a.
Derivative Financial Instruments	12,676	4,472	183.4%	15,247	-16.9%
Other Payables	118,948	101,506	17.2%	147,808	-19.5%
Deferred Income	419	335	24.9%	408	2.6%
Minority Interest	1,906	997	91.1%	1,449	31.5%
Equity	61,732	58,003	6.4%	57,403	7.5%
Total Liabilities	605,290	494,200	22.5%	612,291	-1.1%

Equity (excluding goodwill)	56,665	50,417	12.4%	51,385	10.3%

SECURITIES

Securities totaled R$ 145,900 million in June 2015, up 40.5% in twelve months and 11.0% in the quarter. The variation in the financial instruments line is mainly explained by the exchange rate variation.

SECURITIES (R$ Million)	Jun/15	Jun/14	Var.	Mar/15	Var.
			Jun/15xJun/14		Jun/15xMar/15

Public securities	114,062	79,365	43.7%	97,645	16.8%
Private securities, funds quotas / others	18,802	18,595	1.1%	19,551	-3.8%
Financial instruments	13,036	5,902	120.9%	14,298	-8.8%
Total	145,900	103,862	40.5%	131,493	11.0%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The total credit portfolio totaled R$ 254,402 million at the close of June of 2015, up 12.4% in twelve months and 1.4% in the quarter. In both comparisons (twelve months and quarterly), the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the Dollar. Thus, excluding this effect and the exchange rate variation impact, the expanded credit portfolio would have grown 7.4% and -0.9% in twelve months and in the quarter, respectively.

The foreign currency credit portfolio, including dollar-indexed loans, totaled R$ 39.3 billion in June of 2015, up 51.5% on the R$ 25.9 billion recorded in June 2014 and 2.8% lower than previous quarter.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended June 2015 at R$ 321.592 million, up 15.0% in 12 months and down 1.0% in the quarter. Excluding the exchange rate variation impact, the expanded credit portfolio would have grown 10.9% and -0.6% in the quarter, respectively.

MANAGERIAL BREAKDOWN OF CREDIT	Jun/15	Jun/14	Var.	Mar/15	Var.
BY SEGMENT (R$ Million)			Jun/15xJun/14		Jun/15xMar/15

Individuals	81,534	75,679	7.7%	79,819	2.1%
Consumer Finance	35,338	36,851	-4.1%	36,178	-2.3%
SMEs	31,352	31,268	0.3%	31,643	-0.9%
Corporate	106,179	82,502	28.7%	110,504	-3.9%
Total portfolio	254,402	226,299	12.4%	258,144	-1.4%
Other credit related transactions¹	67,190	53,423	25.8%	66,593	0.9%
Total expanded credit portfolio	321,592	279,722	15.0%	324,737	-1.0%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed June 2015 at R$ 81,534 million, up 7.7% (or R$ 5,855 million) in twelve months and 2.1% in the quarter. Both periods of comparison was positively impact by the conclusion of partnership with Bonsucesso, in February 2015, operation that strengthening the payroll business. Excluding this impact, the individual’s loan portfolio would have grown 4.7% in twelve months and would have decreased 1.5% in the quarter. The yearly increase is driven by mortgage, payroll and credit card loans.

The balance of mortgages ended June 2015 at R$ 24,235 million, up 35.4% (or R$ 6,330 million) in twelve months and 6.5% in the quarter.

Payroll loans totaled R$ 13,193 million, up 9.1% (or R$ 1.102 million) in twelve months and 3.4% in the quarter. Excluding the effect of Bonsucesso, this loan portfolio would have decreased 10.1% in twelve months and 1.3% in the quarter.

The credit card portfolio totaled R$ 17,339 million, up 3.8% (or R$ 635 million) in twelve months and 1.0% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed June 2015 at R$ 35,338 million, down 4.1% (or R$ 1,513 million) in twelve months and 2.3% in the quarter. Of this total, R$ 29,097 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$ 32,039 million in June 2015, down 4.1% in 12 months and 3.2% in the quarter.

CORPORATE AND SMEs

Corporate and SME loans closed June 2015 at R$ 137,530 million, up 20.9% (or R$ 23,761 million) in twelve months and down 3.2% in the quarter.

The Corporate loan portfolio came to R$ 106,179 million, up 28.7% (or R$ 23,677 million) in twelve months and down 3.9% in the quarter, positively impacted by the exchange rate variation in twelve months. In the quarter, the impact was negative. Excluding the impact, the portfolio would have grown 15.8% in twelve months and would have decreased 2.8% in the quarter.

Loans to SMEs totaled R$ 31,352 million in June 2015, up 0.3% (or R$ 84 million) in twelve months and down 0.9% in the quarter

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Jun/15	Jun/14	Var.	Mar/15	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Jun/15xJun/14		Jun/15xMar/15

Individuals
Leasing / Auto Loans¹	2,942	3,199	-8.0%	3,132	-6.1%
Credit Card	17,339	16,704	3.8%	17,170	1.0%
Payroll Loans²	13,193	12,091	9.1%	12,757	3.4%
Mortgages	24,235	17,905	35.4%	22,756	6.5%
Agricultural Loans	3,423	2,999	14.1%	3,639	-5.9%
Personal Loans / Others	20,402	22,780	-10.4%	20,364	0.2%
Total Individuals	81,534	75,679	7.7%	79,819	2.1%

Consumer Finance	35,338	36,851	-4.1%	36,178	-2.3%

Corporate and SMEs
Leasing / Auto Loans	3,060	3,127	-2.1%	3,137	-2.4%
Real Estate	10,531	10,117	4.1%	10,332	1.9%
Trade Finance	19,249	15,891	21.1%	23,401	-17.7%
On-lending	12,711	10,895	16.7%	12,901	-1.5%
Agricultural Loans	2,042	2,084	-2.0%	2,714	-24.8%
Working capital / Others	89,938	71,655	25.5%	89,663	0.3%
Total Corporate and SMEs	137,530	113,769	20.9%	142,147	-3.2%

Total Credit	254,402	226,299	12.4%	258,144	-1.4%
Other Credit Risk Transactions with clients³	67,190	53,423	25.8%	66,593	0.9%

Total Expanded Credit Portfolio	321,592	279,722	15.0%	324,737	-1.0%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,039 MM in Jun/15, R$ 33,097 MM in Mar/15 and R$ 33,412 MM in Jun/14.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 15,080 million in June 2015, up 2.9% in 12 months and 7.1% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. At the close of June 2015, it stood at 184.7%, up 26.2 p.p. in twelve months and 3.9 p.p. in the quarter. Both periods of comparison were positively impacted by the extraordinary provisions recorded. More details see pages 24 and 25. Excluding this effect, the coverage ratio would have reached 177.9%.

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 12,775 million in June 2015, down 12.2% in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, this portfolio remained stable.

In June 2015, 54.6% of the portfolio was provisioned, versus 50.0% in March 2015 and 48.9% in June 2014. These levels are considered adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	1H15	1H14	Var.	2Q15	Var.
(R$ Million)			1H15x1H14		2Q15x1Q15

Renegotiated Portfolio	12,775	14,553	-12.2%	12,745	0.2%
Allowance for loan losses over renegotiated portfolio	(6,976)	(7,114)	-1.9%	(6,377)	9.4%
Coverage %	54.6%	48.9%	5.7 pp	50.0%	4.6 pp

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.2% of the total credit portfolio, down 0.9 p.p. in 12 months and up 0.2 p.p. in the quarter. The delinquency ratio of the individual segment stood at 4.4%, down 1.2 p.p. in 12 months and up 0.1 p.p. in the quarter. Delinquency in the corporate segment came to 2.3%, down 0.4 p.p. year on year and up 0.3 p.p. quarter on quarter.

DELINQUENCY RATIO (15-90 DAYS)

The 15-90 day delinquency ratio came to 4.5% in June 2015, 0.5 p.p. down in twelve months and up 0.2 p.p. up in the quarter. The individual delinquency ratio came to 6.8%, down 0.7 p.p. in twelve months and flat in the quarter. The corporate ratio fell by 0.1 p.p. in twelve months and moved up 0.1 p.p. in the quarter, reaching 2.6%.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed June 2015 at R$ 275,524 million, up 19.4% (or R$ 44,788 million) in twelve months and 5.7% in the quarter. In both periods of comparison, the highlights were treasury notes, debenture, real estate credit notes (LCI), agribusiness credit notes (LCA) and time deposits.

FUNDING (R$ Million)	Jun/15	Jun/14	Var.	Mar/15	Var.
			Jun/15xJun/14		Jun/15xMar/15

Demand deposits	14,842	14,635	1.4%	15,255	-2.7%
Saving deposits	36,595	35,779	2.3%	37,569	-2.6%
Time deposits	89,342	79,532	12.3%	84,008	6.3%
Debenture/LCI/LCA¹	83,729	67,222	24.6%	79,731	5.0%
Treasury Notes (Letras Financeiras)²	51,015	33,568	52.0%	44,159	15.5%
Funding from clients	275,524	230,735	19.4%	260,722	5.7%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 92.3% in June 2015, down 5.7 p.p. in 12 months and 6.7 p.p. in the quarter.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 80.6% in June 2015, down 11.2 p.p. in 12 months.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Jun/15	Jun/14	Var.	Mar/15	Var.
			Jun/15xJun/14		Jun/15xMar/15

Funding from clients (A)	275,524	230,735	19.4%	260,722	5.7%
(-) Reserve Requirements	(32,687)	(42,473)	-23.0%	(32,667)	0.1%
Funding Net of Reserve Requirements	242,837	188,263	29.0%	228,055	6.5%
Borrowing and Onlendings	15,826	13,009	21.7%	16,090	-1.6%
Subordinated Debts	15,460	14,467	6.9%	15,634	-1.1%
Offshore Funding	41,387	30,683	34.9%	42,083	-1.7%
Total Funding (B)	315,510	246,421	28.0%	301,861	4.5%
Assets under management¹	178,318	154,183	15.7%	167,406	6.5%
Total Funding and Asset under management	493,828	400,604	23.3%	469,267	5.2%
Total Credit (C)	254,402	226,299	12.4%	258,144	-1.4%
C / B (%)	80.6%	91.8%		85.5%

C / A (%)	92.3%	98.1%		99.0%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 18.1% in June 2015, an increase of 0.2 p.p. in twelve months and of 2.1 p.p. in the quarter.

In the 12-month variation, the extraordinary results* more than offset the upturn in the loan portfolio, the impact of the phase-in of Basel III and the increase in operational risk due to the entry into effect of the Prudential Conglomerate Balance Sheet in January 2015. The quarterly upturn in both the Tier 1 and total ratio, was essentially due to the quarter’s extraordinary results and the reduction in the loan portfolio.

OWN RESOURCES AND BIS (R$ Million)	Jun/15	Jun/14	Var.	Mar/15	Var.
			Jun/15xJun/14		Jun/15xMar/15

Tier I Regulatory Capital	61,411	58,802	4.4%	54,808	12.0%
CET1	57,483	56,014	2.6%	50,745	13.3%
Additional Tier I	3,928	2,788	40.9%	4,062	-3.3%
Tier II Regulatory Capital	5,573	5,577	-0.1%	5,659	-1.5%
Adjusted Regulatory Capital (Tier I and II)	66,984	64,379	4.0%	60,467	10.8%
Risk Weighted Assets (RWA)	370,864	359,761	3.1%	379,000	-2.1%
Required Regulatory Capital	40,795	39,574	3.1%	41,690	-2.1%
Adjusted Credit Risk Capital requirement	35,517	34,304	3.5%	36,425	-2.5%
Market Risk Capital requirement	3,229	3,562	-9.3%	3,216	0.4%
Operational Risk Capital requirement	2,049	1,707	20.0%	2,049	0.0%
Basel Ratio	18.1%	17.9%	0.2 p.p.	16.0%	2.1 p.p.
Tier I	16.6%	16.3%	0.2 p.p.	14.5%	2.1 p.p.
- CET1	15.5%	15.6%	-0.1 p.p.	13.4%	2.1 p.p.
Tier II	1.5%	1.6%	0.0 p.p.	1.5%	0.0 p.p.

*For more details, see pages 24 and 25 of this report.

OUR SHARE

CORPORATE GOVERNANCE

With a free-float of 10.8%, Santander Brasil is listed on the traditional trading segment of Bolsa de Valores, Mercadorias e Futuros S.A. (BM&F Bovespa). Despite the lower level of requirements of this segment, the Bank maintains the best practices of corporate governance.

SIMPLIFIED OWNERSHIP STRUCTURE

 Santander’s ownership structure on June 30st, 2015 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,442,157	88.9%	3,275,493	87.8%	6,717,650	88.4%
Treasury Shares	29,680	0.8%	29,680	0.8%	59,360	0.8%
Free Float	398,013	10.3%	425,817	11.4%	823,830	10.8%
Total	3,869,850	100.0%	3,730,991	100.0%	7,600,840	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

In the first half of 2015 Santander Brasil declared R$ 150 million in dividends, with payment scheduled for August 28, 2015.

PERFORMANCE

Regarding to stock performance, it is important to mention that the annualized net income per unit of R$ 1.75 and R$ 1.78 in 1H15 and 2Q15, respectively, does not include the extraordinary gain of R$ 0.84 per unit.

SANB11	1H15	1H14	Var. 1H15x1H14	2Q15	1Q15	Var. 2Q15x1Q15

Earnings (annualized) per unit ¹ (R$)	1.75	1.52	15.5%	1.78	1.73	2.6%
Dividend + Interest on capital per unit (R$)	0.04	0.11	-62.5%	0.00	0.04	n.a.
Closing price (R$)²	16.9	15.1	11.9%	16.9	14.1	20.3%
Book Value per unit (R$)[3]	15.0	13.4	12.4%	15.0	13.6	10.3%
Market Capitalization (R$ bi)[4]	63.8	57.0	11.9%	63.8	53.1	20.3%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

RATINGS

RATINGS AGENCIES

 Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB+ (stable)	F2	BBB+ (negative)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB- (negative)	A-3	BBB- (negative)	A-3	brAAA (negative)	brA-1+

Moody's (outlook)	Baa2 (negative)	Prime-2	Baa2 (negative)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports by Rating Agencies.

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Jun/15	Mar/15	Dec/14	Sep/14	Jun/14

Current Assets and Long Term Assets	591,269	596,216	572,730	497,162	476,749
Cash and Cash Equivalents	5,525	4,964	5,075	5,050	5,005
Interbank Investments	56,850	48,736	39,809	56,077	32,502
Money Market Investments	32,452	36,619	24,704	50,028	21,115
Interbank Deposits	2,270	2,952	4,036	2,804	2,739
Foreign Currency Investments	22,129	9,166	11,068	3,244	8,648
Securities and Derivative Financial Instrument	145,900	131,493	132,271	102,175	103,862
Own Portfolio	38,403	31,313	53,217	41,198	37,552
Subject to Repurchase Commitments	70,536	57,922	49,171	34,438	42,383
Posted to Central Bank of Brazil	9,991	9,965	9,286	9,318	8,159
Pledged in Guarantees	13,930	17,992	12,231	10,654	9,864
Others	13,039	14,301	8,366	6,567	5,905
Interbank Accounts	34,689	34,291	30,308	33,554	45,328
Restricted Deposits:	32,856	32,837	30,270	31,705	42,641
Others	1,833	1,455	38	1,849	2,686
Interbranch Accounts	0	0	0	2	0
Lending Operations	239,445	244,162	231,021	219,890	211,722
Lending Operations	254,523	258,236	245,596	234,583	226,363
Lending Operations Related to Assignment	2	4	6	10	15
(Allowance for Loan Losses)	(15,080)	(14,078)	(14,582)	(14,704)	(14,656)
Other Receivables	106,410	130,277	131,892	78,263	76,448
Foreign Exchange Portfolio	55,772	75,696	81,041	33,007	35,592
Tax Credits	23,308	26,689	21,972	21,060	19,686
Others	27,330	27,891	28,879	24,196	21,170
Others Assets	2,449	2,292	2,355	2,152	1,883
Permanent Assets	14,021	16,075	17,226	17,776	17,451
Investments	38	38	38	44	50
Fixed Assets	6,707	6,783	6,923	6,499	6,363
Intangibles	7,276	9,253	10,265	11,233	11,038
Goodwill	27,527	27,531	27,428	27,433	26,276
Intangible Assets	6,940	7,693	7,594	7,363	7,042
(Accumulated Amortization)	(27,192)	(25,971)	(24,757)	(23,564)	(22,281)
Total Assets	605,290	612,291	589,956	514,938	494,200

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Jun/15	Mar/15	Dec/14	Sep/14	Jun/14

Current Liabilities and Long Term Liabilities	541,233	553,030	531,085	455,129	434,865
Deposits	143,787	140,580	143,632	135,286	134,118
Demand Deposits	14,842	15,255	16,049	14,084	14,635
Savings Deposits	36,595	37,569	37,939	36,627	35,779
Interbank Deposits	3,008	3,748	3,776	3,764	4,172
Time Deposits	89,342	84,008	85,867	80,810	79,532
Money Market Funding	126,218	117,102	110,353	101,545	89,945
Own Portfolio	104,145	89,866	87,305	76,915	76,648
Third Parties	6,300	10,400	11,851	12,138	2,300
Free Portfolio	15,774	16,836	11,197	12,493	10,997
Funds from Acceptance and Issuance of Securities	90,496	83,722	74,952	75,214	69,739
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	77,129	69,457	61,893	60,401	55,560
Securities Issued Abroad	11,910	12,911	11,796	13,502	12,609
Others	1,457	1,354	1,263	1,310	1,570
Interbank Accounts	1,573	1,284	14	1,523	2,492
Interbranch Accounts	2,229	2,025	2,678	1,458	1,509
Borrowings	29,567	29,274	24,444	21,853	18,131
Domestic Onlendings -Official Institutions	15,737	15,987	15,614	14,031	12,943
National Economic and Social Development Bank (BNDES)	6,817	6,887	7,484	6,748	5,992
National Equipment Financing Authority (FINAME)	8,646	8,774	7,788	6,976	6,759
Other Institutions	274	326	342	307	191
Foreign Onlendings	0	0	0	0	9
Derivative Financial Instruments	12,676	15,247	8,813	5,525	4,472
Other Payables	118,948	147,808	150,587	98,694	101,506
Foreign Exchange Portfolio	54,993	76,831	80,297	33,264	35,090
Tax and Social Security	10,776	17,706	17,431	17,051	17,214
Subordinated Debts	7,546	7,520	7,294	7,279	8,849
Debt Instruments Eligible to Compose Capital	7,914	8,114	6,777	6,198	5,618
Others	37,718	37,639	38,788	34,903	34,736
Deferred Income	419	408	409	341	335
Minority Interest	1,906	1,449	1,141	1,155	997
Equity	61,732	57,403	57,321	58,313	58,003
Total Liabilities	605,290	612,291	589,956	514,938	494,200

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14

NET INTEREST INCOME	7,480	7,140	6,983	6,980	6,686	7,000
Allowance for Loan Losses	(2,338)	(2,112)	(2,128)	(2,466)	(2,451)	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	5,142	5,028	4,854	4,514	4,235	4,654
Fee and commission income	2,910	2,828	2,977	2,765	2,683	2,633
General Expenses	(4,300)	(4,103)	(4,440)	(4,303)	(4,032)	(3,974)
Personnel Expenses + Profit Sharing	(1,962)	(1,861)	(1,976)	(1,863)	(1,788)	(1,760)
Administrative Expenses²	(2,337)	(2,242)	(2,464)	(2,439)	(2,244)	(2,214)
Tax Expenses	(889)	(929)	(822)	(768)	(782)	(767)
Investments in Affiliates and Subsidiaries	0	1	2	0	0	(0)
Other Operating Income/Expenses	(925)	(802)	(850)	(481)	(444)	(806)
OPERATING PROFIT	1,938	2,022	1,721	1,728	1,661	1,741
Non Operating Income	39	78	28	67	37	9
NET PROFIT BEFORE TAX	1,977	2,100	1,749	1,795	1,697	1,749
Income Tax and Social Contribution	(293)	(408)	(162)	(282)	(230)	(269)
Minority Interest	(9)	(60)	(66)	(50)	(30)	(53)
NET PROFIT	1,675	1,633	1,521	1,464	1,437	1,428

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14

Net Interest Income	882	(4,721)	(1,166)	(1,368)	380	486
Tax Expenses	(96)	513	107	131	(57)	(68)
Income Tax	(786)	4,208	1,059	1,237	(323)	(419)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to ensure a better understanding of the results in BR GAAP, we present below the reconciliation of the managerial result with the accounting result. It is worth noting that these adjustments, with the exception of the amortization of goodwill and the extraordinary items, have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1H15	Reclassifications					Extraordinary events[5]	1H15
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]		Managerial

NET INTEREST INCOME	12,030	(3,838)	1,085	-	-	575	(411)	14,620
Allowance for Loan Losses	(6,324)	-	(1,085)	-	-	(237)	(552)	(4,450)
NET INTEREST INCOME AFTER LOAN LOSSES	5,705	(3,838)	-	-	-	338	(963)	10,170
Fee and commission income	5,738	-	-	-	-	-	-	5,738
General Expenses	(9,770)	-	-	(1,900)	533	-	-	(8,403)
Personnel Expenses + Profit Sharing	(3,291)	-	-	-	533	-	-	(3,823)
Administrative Expenses	(6,479)	-	-	(1,900)	-	-	-	(4,580)
Tax Expenses	(1,123)	417	-	-	-	-	278	(1,818)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	-	1
Other Operating Income/Expenses	3,974	-	-	-	-	(338)	6,039	(1,727)
OPERATING INCOME	4,525	(3,421)	-	(1,900)	533	0	5,354	3,960
Non Operating Income	117	-	-	-	-	-	-	117
NET PROFIT BEFORE TAX	4,643	(3,421)	-	(1,900)	533	0	5,354	4,078
Income Tax	523	3,421	-	-	-	-	(2,197)	(701)
Profit Sharing	(533)	-	-	-	(533)	-	-	0
Minority Interest	(69)	-	-	-	-	-	-	(69)
NET PROFIT	4,565	-	-	(1,900)	-	0	3,157	3,308

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1H14	Reclassifications					Extraordinary events[5]	1H14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]		Managerial

NET INTEREST INCOME	15,799	866	1,247	-	-	-		13,686
Allowance for Loan Losses	(6,044)	-	(1,247)	-	-	-		(4,797)
NET INTEREST INCOME AFTER LOAN LOSSES	9,755	866	-	-	-	-		8,889
Fee and commission income	5,316	-	-	-	-	-		5,316
General Expenses	(9,272)	-	-	(1,818)	553	-		(8,006)
Personnel Expenses + Profit Sharing	(2,994)	-	-	-	553	-		(3,547)
Administrative Expenses	(6,277)	-	-	(1,818)	-	-		(4,459)
Tax Expenses	(1,672)	(124)	-	-	-	-		(1,548)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-		0
Other Operating Income/Expenses	(1,250)	-	-	-	-	-		(1,250)
OPERATING INCOME	2,878	742	-	(1,818)	553	-		3,401
Non Operating Income	45	-	-	-	-	-		45
NET PROFIT BEFORE TAX	2,923	742	-	(1,818)	553	-		3,447
Income Tax	(1,241)	(742)	-	-	-	-		(499)
Profit Sharing	(553)	-	-	-	- 553	-		0
Minority Interest	(83)	-	-	-	-	-		(83)
NET PROFIT	1,046	-	-	(1,818)	-	-		2,864

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2Q15	Reclassifications					Extraordinary events[5]	2Q15
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]		Managerial

NET INTEREST INCOME	8,540	882	628	-	-	(39)	(411)	7,480
Allowance for Loan Losses	(3,464)	-	(628)	-	-	54	(552)	(2,338)
NET INTEREST INCOME AFTER LOAN LOSSES	5,075	882	-	-	-	15	(963)	5,142
Fee and commission income	2,910	-	-	-	-	-	-	2,910
General Expenses	(4,982)	-	-	(951)	269	-	-	(4,300)
Personnel Expenses + Profit Sharing	(1,693)	-	-	-	269	-	-	(1,962)
Administrative Expenses	(3,288)	-	-	(951)	-	-	-	(2,337)
Tax Expenses	(707)	(96)	-	-	-	-	278	(889)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	5,099	-	-	-	-	(15)	6,039	(925)
OPERATING INCOME	7,397	786	-	(951)	269	-	5,354	1,938
Non Operating Income	39	-	-	-	-	-	-	39
NET PROFIT BEFORE TAX	7,436	786	-	(951)	269	-	5,354	1,977
Income Tax	(3,277)	(786)	-	-	-	-	(2,197)	(293)
Profit Sharing	(269)	-	-	-	(269)	-	-	0
Minority Interest	(9)	-	-	-	-	-	-	(9)
NET PROFIT	3,881	-	-	(951)	-	-	3,157	1,675

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1Q15	Reclassifications					Extraordinary events[5]	1Q15
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]		Managerial

NET INTEREST INCOME	3,490	(4,721)	457	-	-	614		7,140
Allowance for Loan Losses	(2,860)	-	(457)	-	-	(292)		(2,112)
NET INTEREST INCOME AFTER LOAN LOSSES	630	(4,721)	-	-	-	322		5,028
Fee and commission income	2,828	-	-	-	-	-		2,828
General Expenses	(4,789)	-	-	(949)	264	-		(4,103)
Personnel Expenses + Profit Sharing	(1,597)	-	-	-	264	-		(1,861)
Administrative Expenses	(3,191)	-	-	(949)	-	-		(2,242)
Tax Expenses	(416)	513	-	-	-	-		(929)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-		1
Other Operating Income/Expenses	(1,125)	-	-	-	-	(322)		(802)
OPERATING INCOME	(2,871)	(4,208)	-	(949)	264	-		2,022
Non Operating Income	78	-	-	-	-	-		78
NET PROFIT BEFORE TAX	(2,793)	(4,208)	-	(949)	264	-		2,100
Income Tax	3,800	4,208	-	-	-	-		(408)
Profit Sharing	(264)	-	-	-	(264)	-		0
Minority Interest	(60)	-	-	-	-	-		(60)
NET PROFIT	684	(0)	-	(949)	-	-		1,633

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the impact of the foreign exchange variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was therefore set up in order to protect net profit from the impact of the foreign exchange variation on this exposure in the tax line.

2. Credit Recovery: Reclassified from revenue from loan operations to the allowance for loan losses.

3. Amortization of Goodwill: Reversal of goodwill amortization expenses.

4. Others: Refers to the adjustment of the foreign exchange variation.

5. Extraordinary Events:

     a)  Net interest income: adjustment to the appreciation of assets corresponding to the impairment of securities.

     b)  Allowance for loan losses: complementary provisions recorded

     c)   Tax Expenses:  reversal of the upgrade of the Cofins provision for the year 2015.
     d) Other operating income/expenses:reversal of COFINS tax provisions totaling R$7.7 billion; the impairment of software, amounting to R$363 million, due to systems obsolescence and discontinuity; the impairment of payroll assets totaling R$534 million; and provisions for civil and tax contingencies amounting to R$735 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer